Economy Securities, Incorporated
Broker Dealer Exemption Report

SEC RULE 15C3-3
December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

Economy Securities, Incorporated
D/B/A Weinzapfel Wealth Management Group
1301 Mortensen Lane
Evansville, Indiana 47715

Serving Investors since 1981
812-474-1016

Member FINRA, SIPC

EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2018

Exemption Statement with regard to rule 15c3-3

Economy Securities, Incorporated (ECON) (CRD 10228, SEC file 8-26775) is a $5,000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rule 15c3-3(k)(2)(ii).

Exemption Report under rule 15c3-3(k)

ECON has met the exemption provisions above mentioned throughout the past fiscal year ended December 31, 2018.

To the best of my knowledge and belief, the above statements are true without exception.

Economy Securities, Incorporated

Larry G. Weinzapfel, President
February 8, 2019